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                                                                     Exhibit (1)


                        CAMTEK TO ACQUIRE INSPECTECH LTD
         WILL PROVIDE CAMTEK WITH FLIP CHIP BUMPS INSPECTION TECHNOLOGY;
           COMPLEMENTARY TO CAMTEK'S PEGASUS LINE FOR FINAL INSPECTION
                          OF HDI & ADVANCED SUBSTRATES;
    WOULD UTILIZE CAMTEK GLOBAL DISTRIBUTION AND TECHNICAL SERVICES RESOURCES

MIGDAL HAEMEK, Israel - August 09, 2001--Camtek Ltd. (NASDAQ:CAMT), a major manufacturer of Automated Optical Inspection (AOI) systems providing yield enhancement solutions for the Printed Circuit Board (PCB) and Advanced Substrates industries, today announced that it had signed an agreement to acquire Inspectech, Ltd., a private Israel-based developer and producer of fully automatic wafer level inspection and analysis system for the back-end manufacturing semiconductor industry.

Established in 1997, Inspectech, based in Carmiel, Israel, developed the fully automatic kerf inspection system for wafer dicing operations, and has expanded its research and development activities to fully automatic inspection system for the second optical stage and flip chip bumps technology.

Camtek will acquire Inspectech in a cash transaction for $2.25 million, and will cause, at the time of the closing, the repayment of outstanding banks loans of approximately $2.0 million. The acquisition is expected to close within 60 days, subject to customary closing conditions. As a part of the acquisition, Inspectech's founder and Chief Executive Officer, Michael Geffen, and several key employees who will continue working for Inspectech, will receive options valued at $580,000 for the purchase of Camtek shares. It is expected that Inspectech will relocate to Camtek's new facility in Migdal Haemek. The majority of Inspectech's approximately 30 employees, including its research and development unit, are expected to continue working after the acquisition. Inspectech had sales of $2.66 million in fiscal year 2000, up from $486,000 in 1999 and $466,000 in 1998. For the first half of fiscal year 2001, sales were $308,000. Inspectech had a net loss of $1.93 million for the year 2000, and a net loss of $1.97 million for


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the first half of 2001. Inspectech's clients include Intel, Hewlett Packard,
Motorola, Infineon, Phillips, and SGS Thomson. As a result of the acquisition, Camtek is expected to record a one-time charge of approximately $3.0 million during the third quarter of 2001.

Rafi Amit, Camtek's Chief Executive Officer, states, "We believe that the acquisition of Inspectech will give Camtek the opportunity to penetrate the inspection market of the semiconductor industry `back-end' sector. Most significantly, it will provide Camtek with flip chip bumps inspection technology that is required for the high density interconnect industry. This complements out current market of advanced substrates inspection machines, is complementary to our Pegasus product line and could utilize out global distribution and service resources. Inspectech's new product lines for flip chip bump inspection are in final research and development stages, and are expected to be available for sale in the second quarter of 2002."

ABOUT CAMTEK LTD.
With headquarters in Migdal Haemek Israel, Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective automated optical inspection systems and related products, used to detect defects and ensure quality during the manufacturing process in the printed circuit boards and advanced substrates industries.